Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH CANCELS DEBENTUREHOLDER MEETING

(Calgary, December 21, 2016) – Pengrowth Energy Corporation ("Pengrowth" or the "Company") announces an update to its plan regarding the early redemption of its outstanding 6.25% convertible unsecured subordinated debentures due March 31, 2017 (the “Debentures"). As a result of ongoing negotiations with its term noteholders, to amend certain covenants in the notes and to extend the terms of some series of notes, the Company has agreed to cancel the meeting of Debentureholders that was scheduled to be held on Thursday, December 22, 2016 and to forgo its plan to early redeem the Debentures on December 30, 2016.
As per their terms, the Debentures will continue to accrue interest and will mature at par value on their March 31, 2017 maturity date.
Pengrowth remains optimistic that it will be able to reach an agreement with its noteholders that will provide it with the financial flexibility it needs to reinvest capital in its operations, develop the next phase of its Lindbergh property and to thrive as a thermally focused oil and gas producer. The Company expects to have approximately $280 million of cash on its balance sheet at the end of the year, and an undrawn $1 billion bank line. Pengrowth anticipates receiving an additional $250 million in cash proceeds from the recently announced Lindbergh royalty interest transaction, which is expected to close on January 6, 2017.

Pengrowth wishes to thank the holders of its Debentures for the support that they expressed for the resolution which would have amended the indenture under which they were issued to allow Pengrowth to early redeem them as early as December 30, 2016.

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to maturity of the Debentures, expected cash on hand and funds available under the Company's bank line, anticipated closing of Lindbergh royalty sale and status of noteholder negotiations and the anticipated results of such negotiations. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in the MD&A and under "Risk Factors" in the AIF.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.